DWS Investment Management Americas Inc.

100 Summer Street

Boston, MA 02110

July 5, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: N-CSR correspondence filing on behalf of DWS Science and Technology Fund (the "Fund"), a series of Deutsche DWS Securities Trust (the “Series”), (Reg. No.: 811-02021, CIK: 0000088048; Series ID: (S000031522)

Ladies and Gentlemen:

We would like to request a change to the period date for the filing number 0000088053-23-000419, filed on 6/30/23. It was incorrectly submitted as 4/30/2022. The correct date should be 4/30/2023.

Any comments or questions on this filing should be directed to the undersigned at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Chief Financial Officer and Treasurer